NEWS RELEASE

SHAW ANNOUNCES C$300 MILLION SENIOR NOTE OFFERING

Calgary, Alberta (February 14, 2017) – Shaw Communications Inc. (“Shaw” or the “Corporation”) announced today the terms of an offering of C$300 million principal amount of 3.80% senior notes due March 1, 2027. The net proceeds of this offering, together with cash on hand, will be used to repay the C$400 million principal amount of senior notes of the Corporation due March 2, 2017. Closing is scheduled to occur on February 28, 2017. Based on the closing purchase price, the effective yield of the notes, if held to maturity, is 3.812%.

The senior notes will be made available in Canada, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as sole bookrunner. While the agents have agreed to use their best efforts to sell the notes, they will not be obligated to purchase any of the notes which are not sold. Accordingly, the final amount of the offering may potentially be reduced at closing.

A copy of the prospectus supplement may be obtained from TD Securities Inc., Attention: Debt Syndication, 222 Bay St., 7th Floor, Toronto, Ontario M5K 1A2 or from the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Shaw Communications Inc.

Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca